UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

NRG ENERGY, INC.

(Name Of Subject Company (Issuer))

XCEL ENERGY INC.

AND
NRG ACQUISITION COMPANY, LLC
(Names Of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01
PER SHARE, OF NRG ENERGY, INC.

(Title Of Class Of Securities)
629377-10-2
(Cusip Number Of Class Of Securities)

XCEL ENERGY INC.
800 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55402
(612) 330-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:
ROBERT A. YOLLES, ESQ.
PETER D. CLARKE, ESQ.
Jones, Day, Reavis & Pogue
77 West Wacker
Chicago, Illinois 60601
(312) 782-3939

Check the appropriate boxes below to designate any transactions to which the statement relates:

  third-party tender offer subject to Rule 14d-1.

  issuer tender offer subject to Rule 13e-4.

  going-private transaction subject to Rule 13e-3.

  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

         This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as initially filed on March 13, 2002 and as amended on March 18, 2002 and March 27, 2002 (as previously amended and amended hereby, the “Schedule TO”) by Xcel Energy Inc., a Minnesota corporation (“Xcel Energy”), and NRG Acquisition Company, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Xcel Energy (the “Purchaser”), relating to the offer by Xcel Energy, on behalf of and as agent for the Purchaser, to exchange 0.4846 of a share of Xcel Energy common stock, par value $2.50 per share, including the associated share purchase rights, for each outstanding share of common stock, par value $0.01 per share, of NRG Energy, Inc., a Delaware corporation, on the terms and subject to the conditions set forth in Xcel Energy’s prospectus, dated April 3, 2002, and in the related letter of transmittal (as they may be amended or supplemented), copies of each of which have been filed as an Exhibit to the Schedule TO.

ITEMS 1 to 11

         Items 1 to 11 of the Schedule TO are hereby amended and restated as set forth below:

         “The information set forth in the prospectus, dated April 3, 2002, and the related letter of transmittal, is incorporated herein by reference with respect to Items 1 to 11 of this Schedule TO.”

ITEM 12.  EXHIBITS.

         The reference to Exhibit (a)(1) to the Schedule TO is amended and restated as set forth below:

         (a)(1) Prospectus dated April 3, 2002 (incorporated by reference from Xcel Energy’s Amendment No. 1 to its Registration Statement on Form S-4 (No. 333-84264) filed with the Securities and Exchange Commission on April 3, 2002).

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XCEL ENERGY INC.

By: /S/ EDWARD J. MCINTYRE
Edward J. McIntyre Vice President and Chief Financial Officer

NRG ACQUISITION COMPANY, LLC

By: /S/ PAUL E. PENDER
Paul E. Pender Treasurer

Dated the 3rd day of April, 2002